

02007344

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52121

RECEIVED FEB 28 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BURCH & COMPANY, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10502 AMBASSADOR DRIVE, SUITE 260
(No. and Street)

KANSAS CITY	MISSOURI	64153
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

A. RANDAL BURCH (816) 891-9440
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CUDNEY, ECORD, MCENROE & MULLANE L.L.C.
(Name — *if individual, state last, first, middle name*)

1310 CARONDELET DRIVE, SUITE 333	KANSAS CITY	MISSOURI	64114
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, A. RANDAL BURCH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BURCH & COMPANY, INC., as of DECEMBER 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



CAROLE J. McGUIRE
NOTARY SEAL
NOTARY PUBLIC
STATE OF MISSOURI

Signature

PRESIDENT

Title

Notary Public

CAROLE J. McGUIRE
NOTARY PUBLIC - STATE OF MISSOURI
CLAY COUNTY
MY COMMISSION EXPIRES MAY 18, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. CASH FLOWS.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BURCH & COMPANY, INC.

FINANCIAL STATEMENTS
with
INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2001

CUDNEY, ECORD, MCENROE & MULLANE L.L.C.

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Burch & Company, Inc.
Kansas City, Missouri

We have audited the accompanying statement of financial condition of Burch & Company, Inc. as of December 31, 2001, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Burch & Company, Inc. as of December 31, 2001, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cudney, Ecord, McEnroe & Mullane LLC

February 21, 2002

1310 Carondelet Drive, Suite 333, Kansas City, Missouri 64114, 816/942-3133

BURCH & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS

Cash	$ 38,256
Clearing deposits	49,799
Commissions receivable	4,638
Other receivables	7,059
Prepaid expenses	407
Office equipment, net of accumulated depreciation of $2,913 (Note 1)	4,881
Deposit	1,321
Deferred tax asset (Note 1)	18,390
	$124,751

LIABILITIES AND STOCKHOLDER'S EQUITY

Commissions payable		$ 2,388
Accounts payable		4,954
Subordinated borrowings (Note 3):		
Subordinated loans		135,444
Accrued interest		27,779
Total liabilities		170,565
Stockholder's equity:		
Common stock, $1 par value; 30,000 shares authorized, 1,000 issued and outstanding	1,000	
Additional paid-in capital	30,969	
Retained earnings (deficit)	(77,783)	(45,814)
		$124,751

See the accompanying notes.

BURCH & COMPANY, INC.

STATEMENT OF INCOME

For the year ended December 31, 2001

Revenues:		
Commissions		$680,325
Consulting and advisory		45,970
		726,295
Expenses:		
Commissions	568,833	
Salaries and benefits	31,466	
Professional services	14,160	
Rent	22,265	
Registration fees and bonding	16,127	
Consulting fees	11,672	
Office expenses	13,547	
Telephone	9,079	
Depreciation	2,011	
Other administrative expenses	25,484	714,644
Income from operations		11,651
Other income (expense):		
Interest income	1,980	
Interest expense	(13,853)	(11,873)
Loss before taxes		(222)
Income taxes (Note 1):		
Deferred provision		113
Net loss		$ (335)

See the accompanying notes.

BURCH & COMPANY, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the year ended December 31, 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, January 1, 2001	$1,000	$30,969	$(77,448)	$(45,479)
Net loss	-	-	(335)	(335)
Balance, December 31, 2001	$1,000	$30,969	$(77,783)	$(45,814)

See the accompanying notes.

BURCH & COMPANY, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the year ended December 31, 2001

Subordinated borrowings at January 1, 2001	$149,370
Increases:	
Accrued interest on subordinated loans	13,853
Subordinated borrowings at December 31, 2001	$163,223

See the accompanying notes.

BURCH & COMPANY, INC.

STATEMENT OF CASH FLOWS

For the year ended December 31, 2001

Cash flows from operating activities:	
Net loss	$ (335)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	2,011
Deferred taxes	113
Accrued interest on subordinated loans	13,853
Decrease in receivables	38,694
Decrease in prepaids and deposits	320
Decrease in clearing deposit	689
(Decrease) in commissions payable	(42,410)
Increase in accounts payable	4,954
Net cash provided by operating activities	17,889
Cash flows from investing activities:	
Loan to officer	(10,000)
Officer loan repayment	10,000
Purchase of equipment	(2,664)
	(2,664)
Increase in cash	15,225
Cash at beginning of year	23,031
Cash at end of year	$ 38,256
Supplemental disclosures:	
Taxes paid during the year	$ -
Interest paid during the year	$ -

See the accompanying notes.

BURCH & COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2001

1. Summary of significant accounting policies

Business activity

Burch & Company, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company is in the general securities business located in Kansas City, Missouri.

Securities and commission transactions

Commission revenues and expenses are recorded on a trade date basis as securities transactions occur.

Concentrations of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and commissions receivable. The Company places its cash with high credit quality financial institutions which at times may be in excess of FDIC insurance limits. The Company's receivables represent commissions from completed securities trades which are cleared on a fully disclosed basis.

The Company does not grant credit although in the event a customer does not fulfill their obligation involving a security transaction, the Company would be required to purchase or sell the security and may incur a loss.

Income taxes

Current and deferred income taxes are determined in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109). Under SFAS 109, the amount of current and deferred taxes payable or refundable is recognized utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Deferred taxes relate to the timing of the deductibility of interest on shareholder loans for income tax purposes and the benefit of a net operating loss carryforward in the amount of $64,172 which expires in 2020.

The components of the deferred tax asset on the balance sheet as of December 31, 2001 related to the following:

Interest expense	$ 5,556
Benefit of net operating loss carryforward	12,834
Net deferred tax asset	$18,390

1. Summary of significant accounting policies (continued)

Property and depreciation

Depreciation is computed using accelerated and straight-line methods over the following lives:

Computer equipment	5 years
Office furniture	7 years

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company defines cash equivalents as demand deposits, money market funds and any highly liquid debt instruments purchased with a maturity of three months.

2. Net capital requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $84,549 which was $34,549 in excess of its required net capital of $50,000.

The aggregate indebtedness to net capital ratio was .09 to 1.

3. Subordinated borrowings

The borrowings under subordination agreements at December 31, 2001 are payable to the Company's sole shareholder as follows:

10% loan due May 31, 2003	$120,000
12% loan due June 19, 2003	15,444
	$135,444

The subordinated borrowings and related accrued interest are available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

4. Related party transactions

On September 19, 2001, the Company made a 4% loan to its officer which was repaid prior to year-end. At December 31, 2001, the Company owed the officer $141 for unreimbursed expenses.

5. Operating leases

The Company has lease agreements for office space, equipment and an automobile. The office lease expires in December, 2002 at a current monthly rental of $1,321. The equipment lease expires through December, 2003 at a monthly rental of $118. The automobile lease expires August, 2004 at a monthly rental of $525. Future minimum rentals are:

2002	$23,580
2003	7,723
2004	4,205
	$35,508

SUPPLEMENTARY INFORMATION

BURCH & COMPANY, INC.

SUPPLEMENTARY INFORMATION

December 31, 2001

1. Computation of net capital under rule 15c3-1

Total stockholder's equity	$ (45,814)
Subordinated borrowings allowable in the computation of net capital	163,223
Deferred taxes	(18,390)
Nonallowable assets	(13,668)
Haircuts on securities:	
Money market	(802)
Net capital	84,549
Minimum net capital required, the greater of $50,000 or 6 2/3% of aggregate indebtedness	50,000
Excess net capital	$ 34,549
Aggregate indebtedness:	
Total liabilities	$ 170,565
Less subordinated borrowings	(163,223)
Aggregate indebtedness	$ 7,342
Ratio: aggregate indebtedness to net capital	.09 to 1

2. Computation for determination of reserve requirements under rule 15c3-3

The Company operates under the exemptive provisions of paragraph (k)(2)(B) of SEC rule 15c3-3.

3. Information relating to the possession or control requirements under rule 15c3-3

The Company has complied with the exemptive requirements of rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2001.

4. Reconciliation pursuant to rule 17a-5(d)(4)

Net capital per December 31, 2001 Form X-17A-5	$ 86,047
Miscellaneous audit entries	(1,498)
Net capital per 1. above	$ 84,549

CUDNEY, ECORD, MCENROE & MULLANE L.L.C.

CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors
Burch & Company, Inc.
Kansas City, Missouri

In planning and performing our audit of the financial statements and supplementary information of Burch & Company, Inc. (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1310 Carondelet Drive, Suite 333, Kansas City, Missouri 64114, 816/942-3133

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Cudney, Ecord, McEnroe & Mullane

February 21, 2002